                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the year ended December 31, 2004            Commission file number 000-21109



                  CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
                            (Full title of the plan)





                                CUNO INCORPORATED
                              400 RESEARCH PARKWAY
                           MERIDEN, CONNECTICUT 06450
       (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                  CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
                              FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE

                                                                                        Page
                                                                                        ----
Report of Independent Registered Public Accounting Firm                                 1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits                                         2

Statements of Changes in Net Assets Available for Benefits                              3

Notes to Financial Statements                                                           4 - 10

Supplemental Schedule*
         Schedule H, Line 4 (i) -- Schedule of Assets (Held at End of Year)             11

Exhibit Index                                                                           12

* Other schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included as supplemental schedules because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator of the CUNO Incorporated Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the CUNO Incorporated Savings and Retirement Plan (the "Plan") as of December 31, 2004 and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2003 were audited by other auditors whose reported dated June 25, 2004 expressed an unqualified opinion of those statements.

We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board of the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule H, line 4i of Assets (Held at End of Year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                    /s/  Fiondella, Milone & LaSaracina LLP

Manchester, Connecticut
June 23, 2005

CUNO Incorporated Savings and Retirement Plan
Statements of Net Assets Available For Benefits
December 31, 2004 and 2003
--------------------------------------------------------------------------------

                                                                             2004                  2003
INVESTMENTS

              Mutual funds                                                $29,243,784          $25,048,416
              CUNO Incorporated common stock                               13,261,741            9,475,348
              Participant loans                                             1,280,048              935,147
                                                                          -----------          -----------
                                                                           43,785,573           35,458,911
                                                                          -----------          -----------
CONTRIBUTIONS RECEIVABLE

              Employer                                                        257,270              195,907
              Participants                                                     22,509              146,391
                                                                          -----------          -----------
                                                                              279,779              342,298
                                                                          -----------          -----------
                         Net Assets available for benefits                $44,065,352          $35,801,209
                                                                          ===========          ===========

The accompanying notes are an integral part of these financial statements.

CUNO Incorporated Savings and Retirement Plan
Statements of Changes in Net Assets Available For Benefits
For The Years Ended December 31, 2004 and 2003
--------------------------------------------------------------------------------

                                                                             2004                  2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO

Investment income
     Interest                                                              $  64,157             $  64,261
     Dividends                                                               515,455               379,069
     Net appreciation in fair value of investments                         4,618,606             6,163,783
                                                                         -----------           -----------
                 Total investment income                                   5,198,218             6,607,113
                                                                         -----------           -----------
Contributions
     Participants                                                          3,841,567             2,769,017
     Employer's                                                            1,008,153               825,501
                                                                         -----------           -----------
                 Total contributions                                       4,849,720             3,594,518
                                                                         -----------           -----------
                 Total additions                                          10,047,938            10,201,631

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants                                              1,783,795               758,714
                                                                         -----------           -----------
                 Total deductions                                          1,783,795               758,714
                                                                         -----------           -----------
                 Net increase in net assets available for
                 benefits                                                  8,264,143             9,442,917

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year                                                         35,801,209            26,358,292
                                                                         -----------           -----------
End of year                                                              $44,065,352           $35,801,209
                                                                         ===========           ===========

The accompanying notes are an integral part of these financial statements.

                                CUNO Incorporated
                           Savings and Retirement Plan

                          Notes to Financial Statements

                           December 31, 2004 and 2003


NOTE 1 -- DESCRIPTION OF PLAN

GENERAL

The CUNO Incorporated Savings and Retirement Plan (the "Plan") consists of a pre-tax savings program, a post-tax savings program, and an employer matching program. All employees of CUNO Incorporated (the "Company" or "Plan Sponsor" or "Employer") are eligible to participate in the Plan on the first day of the month following 30 days of credited service. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan provides for separate investment options in one or more mutual funds as directed by the participants. These options include the Merrill Lynch Fundamental Growth Fund, Merrill Lynch U.S. Government Mortgage Fund, Dreyfus Premier Balanced Fund, MFS Total Return Fund, Merrill Lynch S&P 500 Index Fund, Van Kampen Growth and Income Fund, Oppenheimer International Growth Fund, Alliance Bernstein Technology Fund, AIM Mid Cap Core Equity Fund, PIMCO Total Return Fund, Van Kampen American Value Fund and the AIM Small Cap Growth Fund. Participants may also invest in the Merrill Lynch Retirement Preservation Trust and Company Common Stock. The participants may change their investment alternatives at their discretion. Participant contribution percentages may be modified each quarter.

The Plan is administered by the Compensation and Pension Committee (the "Committee") appointed by the Company's Board of Directors. Merrill Lynch Trust Company is the Plan's trustee. The Company has the sole right to appoint the trustee, and to terminate the Plan, subject to the provisions of ERISA.

CONTRIBUTIONS

Under the pre-tax program, participants may elect to contribute up to 15 percent of their eligible compensation, on a tax-deferred basis, to the Plan. As of April 1, 2004, the Company amended the Plan to allow participants to contribute up to 50 percent of their eligible compensation, on a tax-deferred basis, to the Plan. Under the post-tax program, participants may elect to contribute up to an additional 10 percent of their compensation. These contributions are made with after-tax dollars and do not receive Company matching contributions. Participants, who have attained the age of 50 before the close of each respective Plan year, may also make an additional contribution, commonly known as the "catch up contribution", of $3,000 for Plan year 2004 and $2,000 for Plan year 2003.

                                CUNO Incorporated
                           Savings and Retirement Plan

                    Notes to Financial Statements (continued)


NOTE 1 -- DESCRIPTION OF PLAN (CONTINUED)

Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans under the rollover provisions of the Plan. Participants may change their salary deferral percentage to be effective with the first pay period following the first day of each quarter.

Prior to the 2003 Plan year, the Company made an annual discretionary matching contribution, in the form of Company Common Stock, which was applied to the participants' pre-tax contributions based on their elected contribution rate. Beginning January 1, 2003, the Company began making these matching contributions on a quarterly basis.

The Company matches an employee's pre-tax contributions in an amount up to 50 percent of the first six percent of eligible compensation. Participants may transfer matching contributions made in Company Common Stock to the other investment options at their discretion.

VESTING

All employee contributions and related Plan earnings are immediately vested. Effective April 1, 2004, the Company amended the Plan such that Company matching contributions plus actual earnings are immediately vested once contributed. Prior to this amendment, Company matching contributions plus actual earnings thereon vested ratably based on years of continuous service (20% per year for five years).

At December 31, 2004 and 2003, forfeited nonvested accounts totaled $19,243 and $4,196, respectively. These accounts will be used to reduce future employer contributions. Also, in 2004 and 2003, employer contributions were reduced by $15,908 and $33,149, respectively, from forfeited nonvested accounts.

PARTICIPANT ACCOUNTS

The account of each participant reflects a separate record of participant and Company contributions, withdrawals, loans, administrative expenses, investment earnings and gains and losses. Allocations of net investment gains and losses, interest and dividend income, and administrative expenses are based upon participant account balances, as described in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                CUNO Incorporated
                           Savings and Retirement Plan

                    Notes to Financial Statements (continued)


NOTE 1 -- DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. A participant may have two loans outstanding at any given time. Loan terms range from 1-5 years, except for the purchase of a primary residence, which term may be a reasonable period of time that may exceed five years. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principle and interest is paid ratably through payroll deductions.

DISTRIBUTIONS TO PARTICIPANTS

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the vested interest in his or her account or in annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Upon the death of a participant, distribution of the participant's vested account is made to their designated beneficiary. Participants with balances in their accounts of less that $5,000 must take a lump sum distribution.

HARDSHIP WITHDRAWALS

The Plan allows for hardship withdrawals according to provisions of the Plan and the Internal Revenue Code ("IRC"). The hardship withdrawal is limited to the participants vested account balance. The necessity of the hardship withdrawal is reviewed by the Company and includes allowance for major medical expenses, purchase of a primary residence, college expenses for a family member, and prevention of eviction from or foreclosure on a principal residence. There is a 12-month suspension of all contributions to the Plan following a hardship withdrawal.

The foregoing description of the Plan provides only general information. Additional information about the plan agreement, forfeitures, and distributions from the Plan may be obtained from the Plan Document.

                                CUNO Incorporated
                           Savings and Retirement Plan

                    Notes to Financial Statements (continued)


NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

INVESTMENTS VALUATION AND INCOME RECOGNITION

Investments in common stock of CUNO Incorporated are carried at the closing market price on the last business day of the year. Participant loans receivable are stated at their outstanding balances, which approximates fair value.

Investments in mutual funds are carried at the fair value of their underlying net assets as determined by their respective fund managers, based primarily on published market data.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

PLAN EXPENSES

All expenses of the Plan are paid by the Company except for loan origination and loan maintenance fees, which are paid by the participants.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of mutual funds and a collective trust fund with various investment objectives. Investment securities, including mutual funds and a collective trust fund, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of

                                CUNO Incorporated
                           Savings and Retirement Plan

                    Notes to Financial Statements (continued)


NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

NOTE 3 - INVESTMENTS

During the years ended December 31, 2004 and 2003, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                                             Net Realized and Unrealized
                                                                   Appreciation in
                                                              Fair Value of Investments

                                                               Year Ended December 31,
                                                                2004            2003
                                                             ----------      ----------
CUNO Incorporated common stock                               $3,236,590      $2,518,265
Shares of mutual funds                                        1,382,016       3,645,518
                                                             ----------      ----------
                                                             $4,618,606      $6,163,783
                                                             ==========      ==========

The following presents investments which represent 5% or more of the Plan's net assets at December 31, 2004 and 2003:

                                                             December 31,
                                                         2004            2003
                                                     -----------     -----------
Merrill Lynch Fundamental Growth Fund                $ 6,515,160     $ 6,080,121
Dreyfus Premier Balanced Fund                          3,649,958       3,652,611
Merrill Lynch Retirement Preservation Trust            6,173,953       5,323,319
Merrill Lynch S&P 500 Index Fund                       4,209,131       3,711,777
CUNO Common Stock                                     13,261,741       9,475,348

NOTE 4 -- TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 23, 2004, that the Plan is designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter.

                                CUNO Incorporated
                           Savings and Retirement Plan

                    Notes to Financial Statements (continued)


NOTE 4 -- TAX STATUS (CONTINUED)

However, the plan administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5 -- PARTY-IN-INTEREST TRANSACTIONS

Merrill Lynch Trust Company is the trustee and custodian as defined by the Plan. Therefore, transactions in various Merrill Lynch funds qualify as party-in-interest transactions. Certain investment management fees are also charged to the Plan by Merrill Lynch. These amounts are charged directly against the investment income reported by each mutual fund investment. Fees paid by the Plan to Merrill Lynch for loan recordkeeping fees and other miscellaneous expenses for the plan years ended December 31, 2004 and 2003 were $5,480 and $3,930, respectively.

NOTE 6 -- PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 7 -- SUBSEQUENT EVENTS

Employees of WTC Industries and its operating subsidiary Pentapure, which was acquired by the Company on August 2, 2004, were eligible to participate in the Plan effective January 1, 2005. The assets of the PentaPure, Inc. 401(k) Plan totaling $1,511,010 were merged into the Plan effective March 7, 2005.

In April 2005, the Committee approved adding the Munder Small Cap Fund as an available investment option, effective May 2, 2005. In addition, the Dreyfus Premier Balanced Fund will be removed from the available investment options, effective May 2, 2005. Participants will be able to reallocate their funds in the Dreyfus Premier Balanced Fund to other available investment options. Any funds that are not reallocated by May 2, 2005 from the Dreyfus Premier Balanced Fund will be transferred to the MFS Total Return Fund.

On May 11, 2005, CUNO entered into an Agreement and Plan of Merger with 3M

Company. On the terms and subject to the conditions of the Merger Agreement, which has been approved by the Board of Directors of each of CUNO and 3M, at the effective time of the Merger, each share of common stock, par value $0.001, of CUNO will be converted into the right to receive $72.00 in cash. Consummation of the Merger is subject to customary conditions, including (i) approval of the holders of CUNO Common Stock, (ii) absence of any law or order prohibiting the consummation of the Merger and (iii) expiration or termination of the Hart-Scott-Rodino waiting period and obtaining certain other regulatory approvals.

                  CUNO Incorporated Savings and Retirement Plan
        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
                            EIN # 06-1159240 Plan#008
                                December 31, 2004

                                                                    (c) DESCRIPTION OF INVESTMENT,
                                                                       INCLUDING MATURITY DATE,
                          (b) IDENTITY OF ISSUE, BORROWER,           RATE OF INTEREST, COLLATERAL,          (d)         (e) CURRENT
(a)                            LESSOR OR SIMILAR PARTY                   PAR OR MATURITY VALUE              COST           VALUE
          Common Stock:
    *        CUNO Incorporated Common Stock                       Common stock, 223,262 shares               **         $13,261,741
          Mutual Funds:
             Merrill Lynch Trust Company:
                MFS Total Return Fund                             Mutual fund, 20,703 shares                 **             331,251
    *           Merrill Lynch Fundamental Growth Fund             Mutual fund, 376,188 shares                **           6,515,160
                Dreyfus Premier Balance Fund                      Mutual fund, 286,047 shares                **           3,649,958
                Van Kampen American Value Fund Class A            Mutual fund, 53,094 shares                 **           1,292,304
    *           Merrill Lynch S&P 500 Index Fund                  Mutual fund, 283,634 shares                **           4,209,131
                AIM Small Cap Growth Fund Class A                 Mutual fund, 21,260 shares                 **             583,792
    *           Merrill Lynch US Government Mortgage Fund         Mutual fund, 173,586 shares                **           1,782,728
                Alliance Bernstein Technology A Fund              Mutual fund, 10,911 shares                 **             622,031
                AIM Mid Cap Core Equity Fund A                    Mutual fund, 27,923 shares                 **             799,707
                Van Kampen Growth and Income Fund Class A         Mutual fund, 37,920 shares                 **             765,614
                Oppenheimer International Growth Fund             Mutual fund, 102,651 shares                **           1,962,688
                PIMCO Total Return Fund Class A                   Mutual fund, 52,031 shares                 **             555,167
    *           Merrill Lynch Trust Company                       Cash                                       **                 300
          Collective Trust:
             Merrill Lynch Trust Company:
    *           Merrill Lynch Retirement Preservation Trust       6,173,953 shares                           **           6,173,953
    *     Participant Loans                                       Loans to participants                      **           1,280,048
                                                                  collateralized by their accounts.
                                                                  Interest rates in effect during
                                                                  period of 5.00% to 10.50%.
                                                                  Payment terms ranged up to ten
                                                                  years.
                                                                                                                        -----------
                                                                                                                        $43,785,573
                                                                                                                        -----------

 * Denotes party-in-interest
** Not applicable. All investments are the result of participant-directed accounts.

                                Exhibit Index

Exhibit No.                     Description
-----------                    ------------
23                     Consent of Independent Auditors





                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


CUNO INCORPORATED


Date    June 28, 2005

By /s/Mark G. Kachur
--------------------
Mark G. Kachur
Chairman of the Board of Directors,
President and Chief Executive Officer


By /s/ Frederick C. Flynn, Jr.
------------------------------
Frederick C. Flynn, Jr.
Senior Vice President -
Finance and Administration,
Chief Financial Officer and Assistant Secertary